Exhibit 3.1

AMENDMENT TO BY-LAWS

of

VILLAGE FARMS INTERNATIONAL, INC.

(the “Corporation”)

The by-laws of the Corporation are hereby amended by deleting section 6.1 in its entirety and replacing it with the following:

“A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 33 1/3% of the outstanding shares of the Corporation entitled to vote at the meeting.”

APPROVED by the board of directors of the Corporation on November 13, 2019.

CONFIRMED by the shareholders of the Corporation on June 25, 2020.